UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TRIMBLE INC.
(Exact name of registrant as specified in its charter)

Delaware	001-14845	94-2802192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)
10368 Westmoor Drive
Westminster, CO 80021
(Address of principal executive offices)

Jennifer A. Allison
General Counsel and Secretary
(720) 887-6100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
A copy of Trimble Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to this Report and is available at the following address:
www.trimble.com/en/our-commitment/responsible-business/product-compliance/conflict-minerals-policy
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.0.1 Exhibits

Exh. No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRIMBLE INC.
/s/ JENNIFER A. ALLISON
By:	Jennifer A. Allison, General Counsel and Secretary
Date:	May 22, 2026